Exhibit 99.2

Notice of Annual Meeting of Shareholders

and

Management Information Circular

March 23, 2011

SILVER WHEATON CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of shareholders (the “Meeting”) of Silver Wheaton Corp. (the “Company”) will be held in the West Meeting Room of the Vancouver Convention Centre, 1055 Canada Place, Vancouver, British Columbia on May 20, 2011 at 11:00 a.m. (Vancouver time), for the following purposes:

(a)	To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2010 and the report of the auditors thereon;

(b)	To elect the directors of the Company for the ensuing year;

(c)	To appoint Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration; and

(d)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2010. Shareholders are able to request to receive copies of the Company’s annual and/or interim financial statements and MD&A on the form of proxy or voting instruction form, as applicable. The audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2010 will be sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.silverwheaton.com.

Registered shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy and deposit it with the Company’s transfer agent by 11:00 a.m. (Vancouver time) on May 18, 2011, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting so that as large a representation as possible may be had at the Meeting.

Non-registered shareholders of the Company who have received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), are required to complete and return the materials in accordance with the instructions provided by the Intermediary.

The board of directors of the Company has by resolution fixed the close of business on March 31, 2011 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

If you have any questions, please contact Kingsdale Shareholder Services Inc. by telephone at 1-866-581-1477 toll free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

DATED at Vancouver, British Columbia this 23rd day of March, 2011.

By Order of the Board of Directors

“Peter D. Barnes”
Peter D. Barnes
Chief Executive Officer

COMMONLY ASKED QUESTIONS AND ANSWERS – VOTING AND PROXIES

Q.	Who is soliciting my proxy?

A.

The management of Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is soliciting your proxy. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and Kingsdale Shareholder Services Inc., the Company’s outside proxy solicitation agency. The cost of solicitation will be borne by the Company.

Q.	Who is Kingsdale?

A.	The Company has retained the services of Kingsdale Shareholder Services Inc. for the solicitation of proxies in Canada and the United States.

Kingsdale may be contacted

by mail at:	The Exchange Tower
130 King Street West, Suite 2950
Toronto, Ontario M5X 1E2

by email at:	contactus@kingsdaleshareholder.com

by toll free telephone at:	1-866-581-1477

by toll free facsimile at:	1-866-545-5580

Outside North America:	416-867-2272

Q.	Who is entitled to vote?

A.	You are entitled to vote if you were a holder of common shares of Silver Wheaton as of the close of business on March 31, 2011. Each common share is entitled to one vote.

Q.	When are proxies due?

Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 11:00 a.m. (Vancouver time) on May 18, 2011, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).

Q.	How many votes are required to pass a matter on the agenda?

A.	A simple majority of the votes cast, in person or represented by proxy, is required for each of the matters specified in this management information circular.

Q.	How do I vote?

A.

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by signing and returning your form of proxy by mail in the prepaid envelope provided or by fax to the number indicated on the form.

If your shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see the question and answer below.

Q.	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker or other financial institution), how do I vote my shares?

A.

If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you are a “non-registered” shareholder and your nominee is required to seek instructions from you as to how to vote your shares. Your nominee will have provided you with a package of information including these meeting materials and either a form of proxy or a voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form.

Q.	What if I am a non-registered shareholder and do not give voting instructions to my nominee?

A.

As a non-registered shareholder, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, your shares will not be voted.

Q.	What happens if I want to attend the Meeting and vote in person?

A.

If you are a registered shareholder and wish to vote in person, you may present yourself to a representative of the scrutineer of the Meeting, CIBC Mellon Trust Company. Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

The Company does not have the names of its non-registered shareholders. Therefore, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Meeting, insert your own name in the space provided (appointee section) on the form of proxy or voting instruction form sent to you by your nominee. In doing so, you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. Do not otherwise complete the form as you will be voting in person at the Meeting. You should present yourself to a representative of CIBC Mellon upon arrival at the Meeting.

Q.	Should I sign the form of proxy enclosed with this management information circular?

A.	If you are a registered shareholder you must sign the enclosed form of proxy for it to be valid. If you are a non-registered shareholder please read the instructions provided by your nominee.

Q.	What if my shares are registered in more than one name or in the name of a company?

A.

If the shares are registered in more than one name, all those persons in whose name the shares are registered must sign the form of proxy. If the shares are registered in the name of a company or any name other than your own, you should provide documentation that proves you are authorized to sign the form of proxy. If you have any questions as to what documentation is required, contact CIBC Mellon prior to submitting your form or proxy.

Q.	Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my shares?

A.

Yes, you have the right to appoint some other person of your choice who need not be a shareholder of the Company to attend and act on your behalf at the Meeting. If you wish to appoint a person other than those named in the enclosed form of proxy, then strike out those printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided. NOTE: It is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of CIBC Mellon.

Q.	Where do I send my completed proxy?

A.	You should send your completed proxy to:

CIBC Mellon Trust Company Attention: Proxy Department P.O. Box 721 Agincourt, Ontario M1S 0A1 or by fax to: 416-368-2502

Q.	Can I change my mind once I send my proxy?

A.	If you are a registered shareholder and have returned a form of proxy, you may revoke it by:

1.	completing and signing another form of proxy bearing a later date, and delivering it to CIBC Mellon or;

2.	delivering a written statement, signed by you or your authorized attorney to:

(a)

the registered office of Silver Wheaton c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, ON M5H 3C2; Attention: Mark T. Bennett , at any time up to and including May 19, 2011 or, if the Meeting is adjourned, the business day preceding the day to which the Meeting is adjourned; or

(b) the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or, if the Meeting is adjourned, the day to which the Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

Q.	How will the shares be voted if I send my proxy?

A.

The shares represented by your proxy must be voted as you instruct in the form of proxy. If you properly  complete and return your proxy but do not specify how you wish to vote, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted as follows:

	(a)	FOR the election of directors of the Company as set out in this management information circular; and

	(b)	FOR the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration.

Q.	What if amendments are made to these matters or if other matters are brought before the Meeting?

A.

If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned the form or proxy, the person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders of Silver Wheaton, and to other matters which may properly come before the Meeting. As of the date of this management information circular, the management of the Company knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q.	What if I am a registered shareholder and do not submit a proxy?

A.

As a registered shareholder, if you do not submit a proxy prior to 48 hours before the Meeting or you do not attend and vote at the Meeting, your shares will not be voted on any matter that comes before the Meeting.

Q.	Who counts the votes?

A.	A scrutineer, employed by the Company’s registrar and transfer agent, CIBC Mellon, will count the votes and report the results to the Company.

Q.	If I need to contact CIBC Mellon Trust Company, the Company’s registrar and transfer agent, how do I reach them?

A.	You can contact the Company’s registrar and transfer agent:

by mail at:	CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

by toll free telephone
in North America at:	1-800-387-0825

by telephone
outside North America at:	416-643-5500

by fax at:	416-643-5501

SILVER WHEATON CORP.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular is furnished to the holders of common shares (the “shareholders”) in connection with the solicitation of proxies by the management of Silver Wheaton Corp. (the “Company”) for use at the annual meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The costs of solicitation will be borne by the Company.

In addition, the Company has retained Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2 to assist in soliciting proxies from shareholders. You may contact Kingsdale Shareholder Services Inc. in North America toll free at 1-866-581-1477.

The board of directors of the Company (the “Board”) has fixed the close of business on March 31, 2011 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 11:00 a.m. (Vancouver time) on May 18, 2011, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion, and the Chair is under no obligation to accept or reject any late proxy.

Unless otherwise stated, the information contained in this management information circular is as of March 23, 2011. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$1.0054, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent such shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 11:00 a.m. (Vancouver time) on May 18, 2011, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion, and the Chair is under no obligation to accept or reject any late proxy.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (Silver Wheaton Corp. c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, ON M5H 3C2; Attention: Mark T. Bennett) at any time up to and including the last business day preceding the day of the Meeting or with the Chair of the Meeting on the day of the Meeting prior to the commencement of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in the discretion of the person named in the proxy. However, under New York Stock Exchange ("NYSE") rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on "non-routine" proposals, including the election of directors. Thus, such shares will be included in determining the presence of a quorum at the Meeting and will be votes "cast" for purposes of other proposals but will not be considered votes "cast" for purposes of voting on the election of directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the notice of meeting, this management information circular and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. See above “Exercise of Discretion by Proxies” for broker discretion in the absence of non-registered shareholder direction; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at (416) 368-2502.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of March 23, 2011, 353,202,255 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 31, 2011. In accordance with the provisions of the Business Corporations Act (Ontario), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

Overview of the Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)	internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Role of the Human Resources Committee

The Human Resources Committee (formerly called the Compensation Committee) is established by the Board to assist in fulfilling the Board’s responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers. The Human Resources Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The Human Resources Committee reviews and recommends the compensation philosophy and guidelines for the Company which include reviewing compensation for executive officers for recommendation to the Board.

The Human Resources Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each executive officer. During the first quarter of 2011, the Human Resources Committee received various reports from Mercer (Canada) Limited (“Mercer”) reviewing Silver Wheaton’s past and current compensation levels for executives, in comparison to a peer group of companies and practices in the current market. After reviewing the matters discussed in Mercer’s reports, discussing various factors with management and comparing to peers in the industry, and receiving recommendations from the Chief Executive Officer on 2010 bonuses, 2011 salaries and 2011 stock option grants for executive officers, the Human Resources Committee made its recommendations to the Board for approval in March 2011. In making its recommendations, the Human Resources Committee was satisfied that all recommendations complied with the Human Resources Committee’s philosophy and guidelines set forth above.

Role of the Chief Executive Officer

For the remainder of this Compensation Discussion and Analysis, the individuals included in the “Summary Compensation Table” on page 12 are referred to as the “Named Executive Officers” or “NEOs”; namely Peter D. Barnes, Randy V.J. Smallwood, Gary D. Brown, Curt D. Bernardi and Frazer W. Bourchier. As Mr. Bourchier joined the Company on January 1, 2010, some of the analysis undertaken with respect to the other Named Executive Officers was not undertaken for Mr. Bourchier, including with respect to base salary review for 2010 and stock option awards granted in 2010.

The Chief Executive Officer completes a review of the Named Executive Officers’ performance in accordance with the evaluation criteria listed below in the “Annual Performance-Based Cash Incentives” section. Based on the foregoing evaluation, as well as a subjective assessment, the Chief Executive Officer makes a recommendation to the Human Resources Committee on cash bonuses, base salaries and stock option grants for each Named Executive Officer, which is taken into consideration by the Human Resources Committee in completing its review and ultimate recommendations to the Board.

Role of Compensation Consultants

The Human Resources Committee’s mandate with Mercer was established in November 2006. The Human Resources Committee will agree annually, and on an as-needed basis, with input from management and Mercer, on the specific work to be undertaken by the consultant for the Human Resources Committee and the fees associated with such work. Mercer reports directly to the Chair of the Human Resources Committee and did not provide any other services to the Company in 2010.

During 2010 and the first quarter of 2011, Mercer was engaged by the Human Resources Committee to conduct a compensation review of the Named Executive Officers and present its findings based on a review of compensation levels of a peer group of companies. Although Mercer provides advice to the Human Resources Committee, the decisions of the Human Resources Committee may reflect factors and considerations other than the information and recommendations provided by Mercer.

During the financial year ended December 31, 2010, Mercer’s fees as the Human Resources Committee’s advisor totaled approximately C$102,000 (year ended December 31, 2009 – C$27,678) and Mercer’s fees in respect of all other services provided to the Company was nil (year ended December 31, 2009 – nil).

Elements of Executive Compensation

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, bonuses and an equity incentive component in the form of stock options and restricted share rights. Base salaries have been at the lower to average end compared to industry peers with a greater emphasis placed on bonuses, stock options and restricted share rights. The Company believes that the bonus, stock option and restricted share right components serve to further align the interests of management with the interests of the Company’s shareholders.

For the financial year ended December 31, 2010, the Company’s executive compensation program consisted of the following elements:

  base salary;

  annual performance-based cash incentives;

  performance-based restricted share rights;

  medical and other benefits; and

  equity compensation consisting of stock options.

The specific rationale and design of each of these elements are outlined in detail below.

Element of Compensation	Summary and Purpose of Element

Base Salary	Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.

The Human Resources Committee reviews NEO salaries at least annually as part of its overall competitive market assessment, as described above. Typically, the Human Resources Committee makes annual salary adjustments by March of each year for the 12 month period from January 1 to December 31 of that year.

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executive officers for maximizing annual operating performance.

The Human Resources Committee reviews annual performance-based awards of cash as part of its overall annual assessment of Company and individual performance, as more fully described under the heading “Annual Performance-Based Cash Incentives”. Typically, the Human Resources Committee makes awards by March of each year for the 12 month period from January 1 to December 31 of the prior year.

Performance-Based Restricted Share Rights	Performance-based restricted share rights are a variable component of compensation designed to reward the Company’s executive officers for maximizing operating performance, while at the same time rewarding the Company’s executive officers for its success in achieving sustained, long-term profitability and increases in stock value.

The Human Resources Committee reviews performance-based awards of Restricted Share Rights as part of its overall assessment of Company and individual performance, as more fully described under the heading “Restricted Share Rights”. In special circumstances, the Human Resources Committee may make an award of Restricted Share Rights to the Named Executive Officers by March of each year for the 12 month period from January 1 to December 31 of the prior year.

Stock Options	The granting of stock options is a variable component of compensation intended to reward the Company’s executive officers for their success in achieving sustained, long-term profitability and increases in stock value. Typically, the Human Resources Committee makes awards by March of each year for the 12 month period from January 1 to December 31 of that year

Other Compensation (Perquisites)	The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking and a maximum contribution of C$11,000 to a registered retirement savings plan. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.

Overview of How Compensation Program Fits with Compensation Goals

1.	Attract, Hold and Inspire Key Talent

The compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:

  A competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with or superior to similar opportunities.

  Providing an opportunity to participate in the Company’s growth through options and restricted share rights.

2.	Alignment of Interest of Management with Interest of the Company’s Shareholders

The compensation package meets the goal of aligning the interests of management with the interest of the Company’s shareholders through the following elements:

  The grant of stock options and restricted share rights, where, if the price of the Company shares increases over time, both executives and shareholders will benefit;

  A three-stage vesting on stock awards and restricted share rights, which drives management to create long-term shareholder value, rather than focusing on short-term increases; and

  An executive share ownership policy (see page 14 for further details).

Base Salary

In determining the base salary of a Named Executive Officer, the Human Resources Committee’s practice in recent years has been to consider the recommendations made by the Chief Executive Officer and retain Mercer to review the remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector, market capitalization and complexity. To date, the Human Resources Committee has recommended to the Board that the executive officers receive base salaries that are typically on the lower to average end of the comparator group and bonuses and equity compensation that are typically on the higher end of the comparator group, due to the Company’s unique business model and deal-driven nature. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Human Resources Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his or her past performance at the Company, the performance of the Company over the past year, and an overall assessment of market, industry and economic conditions.

Base salaries are reviewed at least annually, typically in March of each year for the 12 month period from January 1 to December 31 of that year.

The Human Resources Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable. The Company uses a comparator group of publicly-traded mining companies of similar size, as determined by market capitalization and complexity, to the Company, and that are based in either Canada or the United States. Given the rapid growth and success of the Company in becoming the market leader in the streaming and royalty markets, the Human Resources Committee re-considered the composition of the comparator group during the first quarter of 2010 to ensure that the comparator group continued to be comprised of publicly-traded mining companies of similar size, as determined by market capitalization and complexity, to the Company.

As a result of that review, the comparator group was updated to be the following for the purpose of determining 2010 annual base salaries (the “2010 Comparator Group”). This group remains unchanged from the comparator group used for purposes of determining bonus awards in respect of the 2009 year:

2010 Comparator Group of Companies

Agnico-Eagle Mines Limited	Eldorado Gold Corporation
First Quantum Minerals Ltd.	Franco-Nevada Corporation
Hudbay Minerals Inc.	IAMGold Corporation
Inmet Mining Corporation	Kinross Gold Corp.
Lundin Mining Corp.	Pan American Silver Corp.
Royal Gold, Inc.	Yamana Gold Inc.

As at December 31, 2010, the market capitalization of the 2010 Comparator Group ranged from $2.7 billion to $21.5 billion (Silver Wheaton market capitalization was $13.6 billion) and the most recently reported annual net income as of December 31, 2010 (which in most cases would be for the year ended December 31, 2009) ranged from $21 million to $485 million (Silver Wheaton net income was $135 million for the year ended December 31, 2009).

The 2010 base salary of each of the Named Executive Officers was within the second quartile (between the 25th and 50th percentile) of the 2010 Comparator Group’s 2009 average base salary for comparable positions. The base salary of Mr. Bourchier was not considered in this review at this time as his employment with the Company only commenced in January 2010.

Annual Performance-Based Cash Incentives

In determining the annual cash bonus of a Named Executive Officer, the Human Resources Committee has implemented a performance based incentive plan that includes a target bonus for each Named Executive Officer, corporate and personal performance objectives and a payout depending on the achievement of those objectives. Importantly, however, the Human Resources Committee reviews the bonus that would be determined as a result of the application of the performance based incentive plan and compares it to the bonuses to be paid to executives with similar titles at the 2010 Comparator Group and makes adjustments as necessary to ensure that the bonuses reflect a targeted percentile range.

The Human Resources Committee also considers the recommendations made by the Chief Executive Officer in assessing the corporate and personal performance over the past year. All awards are at the discretion of the Human Resources Committee to determine for recommendation to the Board. Bonuses are considered annually, typically in March of each year for the 12 month period from January 1 to December 31 of the previous year.

The following table summarizes the annual target bonus and the breakdown of the weighting of each of the corporate and personal performance objectives for each of the Named Executive Officers:

Target Bonus and Weightings

				VP Legal	VP Business
	Chief		Chief	and	Development
	Executive		Financial	Corporate	& Technical
	Officer	President	Officer	Secretary	Services

Corporate Performance Weighting
Value/Quality of Transactions completed	40%	40%	25%	30%	40%
Capital Structure Management	15%	10%	15%	15%	0%
Performance Against Budget:
Cash Flow Per Share	15%	5%	10%	10%	15%
Expense Control	5%	5%	10%	5%	5%
Total Corporate Performance	75%	60%	60%	60%	60%

Personal Performance Weighting	25%	40%	40%	40%	40%
Combined Performance Total	100%	100%	100%	100%	100%

				VP Legal	VP Business
	Chief		Chief	and	Development
	Executive		Financial	Corporate	& Technical
	Officer	President	Officer	Secretary	Services
Target Bonus (% of Base Salary)	90%	75%	50%	50%	50%
Threshold Bonus (50% of Target Bonus)	45%	37.5%	25%	25%	25%
Maximum Bonus (200% of Target Bonus)	180%	150%	100%	100%	100%

Each performance objective has a range of possible payouts depending on the assessment of that performance objective. The minimum percentage payout for each performance objective is 0%, threshold is 50% of the target bonus percentage and maximum bonus percentage is 200% of the target bonus percentage. The aggregate threshold and maximum potential bonus payouts are set out in the table above, expressed as a percentage of base salary of the applicable Named Executive Officer.

The following table details the targets for threshold, target and maximum achievement for each of the corporate performance objectives, as well as the actual performance for 2010 and the resulting performance factor to be applied in determining bonuses:

Target Corporate Performance and Actual Results

			Threshold	Target	Maximum	Actual	Performance
			(50%)	(100%)	(200%)	Performance	Factor

Value/Quality of Transactions Completed(1):
(a)	Increase in Cash Flow Per Share		5%	10%	20%	5%	48%
	-	Short term	5%	10%	20%	15%	151%
	-	Long term					99%
	Total Increase in Cash Flow Per Share(2)
(b)	Increase in Production		1m oz	2m oz	4m oz	1.1m oz	56%
	-	Short Term	2m oz	4m oz	8m oz	5.7m oz	143%
	-	Long Term					100%
	Total Increase in Production(2)
(c)	Increase in R+R Per Share		5%	10%	20%	10%	104%
	-	Increase in Reserves	5%	10%	20%	14%	138%
		Increase in Resources					121%
	Total Increase in R+R Per Share(2)						+18%
(d)	Qualitative Assessment
							125%
Total Value/Quality of Transactions(3)

Capital Structure Management			Qualitative assessment				200%

Performance Against Budget:
	Cash Flow Per Share		-10%	0%	20%	17%	186%
	Expense Control		10%	0%	-10%	-10.6%	200%

(1)	Short term refers to the year ended December 31, 2011 and long term refers to the year ended December 31, 2015.

(2)	The performance factor of each applicable sub-objective (Increase in Cash Flow Per Share; Increase in Production; Increase in Reserves and Resources Per Share) is the average of the further objectives within each such sub-objective.
(3)	The Total Value/Quality of Transactions performance factor is the average of the performance factors for each of the sub-objectives (Increase in Cash Flow Per Share; Increase in Production; Increase in Reserves and Resources Per Share), plus/minus the Qualitative Assessment Adjustment.

The Corporate Performance objective is comprised of three sub-objectives as noted in the table above. The Value/Quality of Transactions Completed performance objective is determined on the basis of three sub-objectives, together with the potential for a qualitative adjustment. The three sub-objectives of the Value/Quality of Transaction Completed performance objective are Increase in Cash Flow Per Share, Increase in Production and Increase in Reserves and Resources Per Share. The evaluation of these sub-objectives is more fully described in the table above. The potential for a qualitative adjustment reflects the Human Resources Committee’s view that it retains discretion to adjust awards if necessary to ensure that they are fair and reasonable under the circumstances, rather than rigidly adhering to a formulaic approach that might not take into account developments during the year, intangibles in assessing the quality of an asset, comparisons of the resulting payout to the 2010 Comparator Group and other considerations not reflected within the Value/Quality of Transactions Completed performance objective.

Among other factors, the Human Resources Committee considered the following additional factors in recommending an adjustment of 18% to the Value/Quality of Transactions Completed performance objective:

  the San Dimas transaction preserved the existing structure of the transaction, while providing greater aligned interest to increase silver production;

  replacement of the San Martin mine with the Bermejal mine which extended the expected life of the underlying silver stream;

  the buy back of the silver stream on the La Negra mine created significant value;

  a number of business development opportunities were pursued and although not ultimately successful in 2010, positioned the Company well for future transactions;

  long-term investment in Ventana Gold yielded value and included a right of first refusal in favour of the Company; and

  implementation of a foreign currency election for Canadian tax purposes simplifying the accounting and administration of Canadian tax.

The assessment of the Capital Structure Management performance objective is based on a qualitative assessment of senior management’s ability to optimize the Company’s capital structure. Factors that are considered in making this assessment include:

  the nature of capital raising activities during the year;

  maintaining a conservative capital structure, including ensuring the Company is capable of servicing debt at silver prices that are significantly depressed from current levels;

  delivering on market expectations regarding production guidance; and

  the relative share price performance with an outperforming share price reducing the Company’s relative cost of capital.

In arriving at the performance factor of 200% for the Capital Structure Management performance objective for the 2010 year, the Human Resources Committee considered among other matters:

  the renewal of the prospectus in the U.S. under which Common Shares are issued upon exercise of the Company’s $20.00 warrants;

  the fact that the Company can comply with its debt covenants even with a significant decrease in silver prices or forecast silver volumes;

  the accuracy of the 2010 production (within one percent of originally budgeted levels);

  the Company share price significantly outperformed the 2010 Comparator Group and other mining sub-sectors during 2010; and

  the improvement in the Company’s relative cost of capital, enhancing the ability of the Company to undertake accretive future transactions.

The Performance Against Budget performance objective is comprised of two sub-objectives: Cash Flow Per Share and Expense Control. The Cash Flow Per Share performance objective is the percentage by which the actual cash flow per share for 2010 exceeds (is less than) the budgeted cash flow per share for 2010. The Expense Control performance objective is the percentage by which the actual general and administration expense of the Company for 2010 is less than (exceeds) the budgeted general and administration expense for 2010.

The following table details the weighted result by Named Executive Officer of each of the corporate performance objectives for the 2010 year.

Actual Corporate Objectives Results Weighted By Named Executive Officer

				VP Legal	VP Business
	Chief		Chief	and	Development
	Executive		Financial	Corporate	& Technical
	Officer	President	Officer	Secretary	Services

Total Corporate Performance - Target	75%	60%	60%	60%	60%

Value/Quality of transactions completed	50%	50%	31%	38%	50%
Capital Structure Management	30%	20%	30%	30%	0%
Performance Against Budget:
Cash Flow per share	28%	9%	19%	19%	28%
Expense Control	10%	10%	20%	10%	10%
Total Corporate Performance - Actual	118%	89%	100%	97%	88%
Target Personal Performance	25%	40%	40%	40%	40%

The Personal Performance objective is based in part on a qualitative assessment by the Chief Executive Officer and Human Resources Committee on personal performance of the Named Executive Officers other than the Chief Executive Officer, and by the Human Resources Committee alone on personal performance of the Chief Executive Officer. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors.

The Human Resources Committee considered the 2010 Comparator Group three year average for comparable positions for each of the Named Executive Officers to be an important metric in retaining and incentivizing the Named Executive Officers. Therefore, the Human Resources Committee reviewed the actual bonuses that would have resulted from the application of the assessment of the Corporate and Personal Performance objectives, compared to the 2010 Comparator Group, for each of the Named Executive Officers other than Mr. Bourchier. Based on that review and taking into account the strong share price performance of the Company in relation to the 2010 Comparator Group, the relative size of the Company in relation to the 2010 Comparator Group, and the other factors set forth above, the Human Resources Committee determined that it was appropriate to increase the bonus awards with the intent that the base salary plus bonus awards would fall within the 60 to 65th percentile range of the 2010 Comparator Group three year average for comparable positions for each of the Named Executive Officers other than Mr. Bourchier. The Human Resources Committee believes this to be appropriate level of compensation. For Mr. Bourchier, the Human Resources Committee relied upon the bonus award recommended by the Chief Executive Officer, who made a recommendation based on the bonus awards for the other Named Executive Officers.

As a result of the foregoing, with respect to the financial year ended December 31, 2010, bonuses were awarded to the following Named Executive Officers in March 2011:

Non-equity Incentive Plan Actual Compensation

		Bonus
		Amounts	Actual	Target
Name of Officer	Title of Officer	($) (1)	% (2)%

Peter D. Barnes	Chief Executive Officer	1,005,400	148%	90%
Randy V.J. Smallwood	President	653,510	163%	75%
Gary D. Brown	Chief Financial Officer	402,160	125%	50%
Curt D. Bernardi	Vice President, Legal and Corporate Secretary	402,160	125%	50%
Frazer W. Bourchier	Vice President, Business Development & Technical Services	196,053	76%	50%
		2,659,283

(1)	Converted to United States dollars at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.
(2)	This column expresses the bonus amount awarded for 2010 as a percentage of 2010 base salary.

Restricted Share Rights

Restricted Share Rights are awarded in special circumstances at the discretion of the Board, upon the recommendation of the Human Resources Committee. The Human Resources Committee recommended that no restricted share rights be awarded to the Named Executive Officers for performance in 2010, given the adjustment made to cash awards for 2010 as outlined above and given that the Human Resources Committee did not believe there to be any other special circumstances in respect of 2010 that warranted an award of Restricted Share Rights to the Named Executive Officers.

Stock Options

The Company’s share option plan (the “Share Option Plan”) is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers and consultants, to have equity participation in the Company through the acquisition of Common Shares. For the purposes of the awards of options made to the Named Executive Officers: (i) the grant date is the third trading day following the release of the 2010 financial results of the Company; (ii) the exercise price for each option is equal to the closing price of the Common Shares on the TSX on the second trading day following the release of the 2010 financial results of the Company; (iii) the vesting schedule is 90 days following the grant date for one-third of the award, the first anniversary of the grant date for one-third of the award and the second anniversary of the grant date for the final one-third of the award; and (iv) the options are exercisable for a five year period following the grant date. For further details regarding the terms of the Share Option Plan, see “Share Option Plan” at page 27.

Annually, the Chief Executive Officer proposes stock option grants for executive officers in his presentation to the Human Resources Committee based on his evaluation of each executive’s performance. The Human Resources Committee considers the Chief Executive Officer’s recommendations in addition to the findings in Mercer’s report, in making its recommendation to the Board regarding any stock options to be granted.

The Human Resources Committee also considered the award of stock options for 2010 compared to the 2010 Comparator Group. For 2010, each of the awards to the Named Executive Officers falls within the third quartile (50th to 75th percentile range) of the 2010 Comparator Group three year average for long-term compensation awards for comparable positions based on information available at the time of the award in March of 2010. The stock award for Mr. Bourchier was not considered in this review at this time as his employment with the Company only commenced in January 2010 and stock option grants were made in March 2010. The Human Resources Committee determined that it was appropriate to target an award of stock options that would fall within the 50th to 75th percentile range of the 2010 Comparator Group three year average of long-term compensation awards for comparable positions based on the relative size of the Company in relation to the 2010 Comparator Group, the fact that a higher long-term compensation award percentage is necessary to offset the impact of the Company’s practice of targeting base salaries below the median of the 2010 Comparator Group, and based on the strong share price performance of the Company in 2010 in comparison to the 2010 Comparator Group.

In March 2010, on the recommendation of the Human Resources Committee, the Board granted stock options to the Named Executive Officers as follows. Mr. Bourchier’s stock options noted in the table below were awarded upon commencement of employment with the Company in January 2010 rather than in March 2010.

The number of stock options granted to the Named Executive Officers in 2010 represents approximately 0.24% of the Common Shares outstanding as of March 9, 2010, being the date of the grant.

Stock Option Awards

Name of Officer	Title of Officer	Number of Stock Options	Option Awards ($) (1)

Peter D. Barnes	Chief Executive Officer	290,700(2)	1,627,488
Randy V.J. Smallwood	President	225,000(2)	1,259,666
Gary D. Brown	Chief Financial Officer	100,000(2)	559,851
Curt D. Bernardi	Vice President, Legal and Corporate Secretary	100,000(2)	559,851
Frazer W. Bourchier	Vice President, Business Development & Technical Services	100,000(3)	559,499
		815,700	4,566,355

(1)	The amounts in this column are calculated using the Black-Scholes-Merton model. Key assumptions and estimates used in the model include an expected option life of 2.5 years, a discount rate based on the average yields of 2 year and 3 year Government of Canada benchmark bonds and a volatility ranging from 50%-55% based on historical volatility of the stock price of the Company during the 2.5 year period immediately preceding the grant date. Converted to United States dollars at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.
(2)	These stock options vested as to one-third on March 9, 2010 and as to one-third on March 9, 2011 and will vest as to one-third on March 9, 2012. The exercise price for these stock options is C$15.89.
(3)	These stock options vested as to one-third on January 1, 2010 and as to one-third on January 1, 2011 and will vest as to one-third on January 1, 2012. The exercise price for these stock options is C$15.88.

Other Long-Term Incentive Plans

The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

Other Compensation – Perquisites

During the financial year ended December 31, 2010, none of the Named Executive Officers received any perquisites which in the aggregate was greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

Future Year Compensation

Commencing in 2011, the Company’s executive compensation program includes an additional element consisting of performance share units (“PSUs”). Approximately 40% of the value of the long-term award that has historically been awarded in stock options of the Company was instead awarded in PSUs for 2011. The remaining 60% of the value of the long-term award continued to be awarded in stock options. PSUs are subject to performance criteria relating to the performance of the Common Shares compared to a comparator group, with a maximum potential payout of 200% of the original grant. The performance criteria will be evaluated at the end of a three year performance period. PSUs will be paid out in cash based on the value of Common Shares at the expiry of the performance period. This process will be more fully outlined in the management information circular of the Company for the year ended December 31, 2011.

Executive Share Ownership Requirements

In November 2010, the Board implemented a policy which requires certain officers of the Company to hold a minimum of either two or three times their base salary in Common Shares, as more fully detailed in the table below. This requirement must be attained within three years of November 8, 2010 or becoming such an officer, whichever is later, and must be maintained throughout their tenure as such an officer. In calculating such holdings, the officer may include any Restricted Share Rights held, but may not include any options held. All of the Named Executive Officers to which the policy applies satisfied these requirements as at December 31, 2010, even though in some cases the Named Executive Officer was not required to satisfy these stock ownership requirements until November 8, 2013 as noted in the table below. The Human Resources Committee will periodically review and make recommendations to the Board as to what level of shareholding requirement is appropriate for the Company.

The following table provides information regarding the share ownership, actual and required, for each officer to which the share ownership requirement policy applies as of December 31, 2010.

Executive Share Ownership Requirements and Actual Share Ownership

	Share Ownership Requirement		Actual Share Ownership (1)
		Ownership		Restricted	Total	Satisfied
	Multiple of	Requirement	Common	Share Rights	Ownership	Ownership
Name	Base Salary	($)	Shares ($)	(2) ($)	($)	Requirement?
			13,736,267	1,047,679
Peter D. Barnes	Three times	2,035,935	(350,500	(26,733	14,783,946	Yes
			Shares)	Rights)
				1,007,196
Randy V.J. Smallwood	Two times	804,320	1,959,525	(25,700	2,966,721	N/A (3)
			(50,000 Shares)	Rights)
				462,448
Gary D. Brown	Two times	643,456	387,986	(11,800	850,434	N/A(3)
			(9,900 Shares)	Rights)
				693,672
Curt D. Bernardi	Two times	643,456	Nil	(17,700	693,672	N/A (3)
			(Nil Shares)	Rights)
Frazer W. Bourchier	Nil	Nil	Nil	Nil	Nil	N/A (4)
			(Nil Shares)	(Nil Rights)

(1)	Represents Common Shares and Restricted Share Rights beneficially owned by the respective officers, directly or indirectly, or over which control or direction is exercised. The number of securities held by officers is to the knowledge of the Company based on information provided by the officers. Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$38.98 and converted to United States dollars at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.

(2)	This column includes all Restricted Share Rights held, including Restricted Share Rights in respect of which the restricted period has expired but for which an officer has elected to defer receipt.
(3)	This requirement is not currently applicable as pursuant to the share ownership policy, the named executive officer has three years from the Board’s adoption of the stock ownership policy on November 8, 2010 to attain the required share ownership.
(4)	The share ownership policy does not apply to Mr. Bourchier.

Succession Planning for Chief Executive Officer

The Board is responsible for succession planning for the role of the Chief Executive Officer of the Company, and the Human Resources Committee is responsible for providing recommendations to the Board on succession planning for the Chief Executive Officer.

The Human Resources Committee formally considers succession planning for the Chief Executive Officer at meetings held in March of each year.

The Board recognizes that succession planning at the Company is challenged by the limited number of employees the Company has. The Company has a total of 24 employees as of March 23, 2011, including six employees located in the Cayman Islands. Ultimately, an external hire may be necessary for the Chief Executive Officer role depending on the circumstances at the time of the vacancy. The Board seeks opportunities to interact with and develop potential eventual internal successors. The Board also encourages all employees to engage in professional development and training to improve their skills and abilities.

Depending on opportunities and identified candidates, further actions may be undertaken. In part as a result those discussions, as of January 1, 2010, Mr. Barnes ceased to the President of the Company but continued as the Chief Executive Officer of the Company, and Mr. Smallwood was appointed the President of the Company.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2005 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index for the five most recently completed financial periods of the Company, assuming the reinvestment of all dividends.

(in C$)	Dec/05	Dec/06	Dec/07	Dec/08	Dec/09	Dec/10
Silver Wheaton Corp.	100.00	181.04	248.89	118.52	235.26	577.48
S&P/TSX Composite Index	100.00	117.26	128.79	86.28	116.53	137.05
S&P/TSX Capped Diversified
Metals and Mining Index	100.00	169.79	203.75	65.21	273.24	405.74

The performance graph illustrates that Silver Wheaton has outperformed both the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index (“Metals and Mining Index”) over the five most recently completed financial periods of the Company. Generally, performance trends are more closely aligned with the Metals and Mining Index. NEO total compensation reported in 2005 is not necessarily reflective of Company performance in that period or easily comparable to compensation in subsequent years, as in 2005 the Company did not employ full-time executives as the business was in its start-up phase. NEO total compensation reported for financial periods ended in 2006 through 2010 is consistent with the Company’s trend in performance in that total compensation of the NEOs increased in 2006 and 2007, decreased in 2008, and again increased in 2009 and 2010.

The total shareholder return of the Company increased 145% from December 31, 2009 to December 31, 2010, compared to 18% for the S&P/TSX Composite Index and 48% for the Metals and Mining Index. NEO total compensation in respect of 2009 compared to the 2010 at the Company increased by 27% (excluding Mr. Bourchier who was not with the Company in 2009).

Summary Compensation Table

The following table provides information for the three most recently completed financial years ended December 31, 2010, 2009 and 2008 regarding compensation earned by each of the following executive officers of the Company: (a) the Chief Executive Officer, (b) the Chief Financial Officer, and (c) the other three most highly compensated “executive officers” during the financial year ended December 31, 2010 (the “Named Executive Officers” or “NEOs”).

					Non-equity incentive plan
					compensation
					($)
			Share-based	Option-based	Annual	Long-term	All other	Total
Name and principal		Salary (1)	Awards (2)	awards	incentive	incentive	compensation	compensation
position	Year	($)	($)	($) (3)	plans (4)	plans	($) (5)	($)
Peter D. Barnes Chief Executive Officer (6)	2010	678,645	Nil	1,627,488	1,005,400	Nil	13,004 (9)	3,324,537
	2009	594,688 (7)	606,285	827,921	713,625	Nil	11,647 (9)	2,754,166
	2008	513,125	Nil	826,607	307,875 (8)	Nil	10,562 (9)	1,658,169
Randy V.J. Smallwood President (6)	2010	402,160	Nil	1,259,666	653,510	Nil	Nil	2,315,336
	2009	285,450 (7)	388,567	620,941	570,900	Nil	Nil	1,865,858
	2008	246,300	Nil	619,955	174,463 (8)	Nil	Nil	1,040,718
Gary D. Brown Chief Financial Officer	2010	321,728	Nil	559,851	402,160	Nil	Nil	1,283,739
	2009	261,663 (7)	267,612	275,974	228,360	Nil	Nil	1,033,609
	2008	121,427	Nil	525,386	53,365 (8)	Nil	Nil	700,178
Curt D. Bernardi Vice President, Legal and Corporate Secretary	2010	321,728	Nil	559,851	402,160	Nil	Nil	1,283,739
	2009	261,663 (7)	267,612	27,597	228,360	Nil	Nil	785,232
	2008	14,617	Nil	157,124	4,105	Nil	Nil	175,846
Frazer W. Bourchier Vice President, Business Development & Technical Services
	2010	256,377	Nil	559,499	196,053	Nil	Nil	1,011,929

(1)

Salaries and bonuses for the Named Executive Officers are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Summary Compensation Table for the financial year ended December 31, 2010 at the exchange rate of C$1.00 = US$1.0054, for the financial year ended December 31, 2009 at the exchange rate of C$1.00 = US$0.9515, and for the financial year ended December 31, 2008 at the exchange rate of C$1.00 = US$1.8210.

(2)

This column represents Restricted Share Rights granted in respect of the financial year noted. These awards are typically made by March 15 of the following financial year. The amounts in this column for 2009 are calculated by multiplying the grant date fair value of the Restricted Share Rights of C$15.89 (which was the closing price of the Common Shares on the TSX as of the day before the award was made) by the number of Restricted Share Rights awarded, and has been converted to United States dollars for reporting purposes in the Summary Compensation Table for the financial year ended December 31, 2009 at the exchange rate of C$1.00 = US$0.9515, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2009.

(3)

The amounts in this column are calculated using the Black-Scholes-Merton model. Key assumptions and estimates used in the model include an expected option life of 2.5 years, a discount rate based on the average yields of 2 year and 3 year Government of Canada benchmark bonds and a volatility ranging from 45%-50% for 2008, 50% for 2009 and 50% to 55% for 2010 based on historical volatility of the stock price of the Company during the 2.5 year period immediately preceding the grant date.

(4)	Amounts in this column are paid as annual cash bonuses in respect of the financial year noted. These payments are generally made by March 31 of the following financial year.
(5)

The value of perquisites for each Named Executive Officer did not exceed the lesser of C$50,000 and 10% of the total salary of such Named Executive Officer in 2010, and are therefore not included in “All other compensation” as permitted under Canadian securities laws. All perquisites have a direct cost to the Company and were valued on this basis.

(6)	As of January 1, 2010, Mr. Barnes ceased to be the President of the Company but continued as the Chief Executive Officer of the Company, and Mr. Smallwood was appointed the President of the Company.
(7)

The base salary for each Named Executive Officer remained unchanged from 2008 to 2009. Differences in this table between 2009 and 2008 base salaries result from the use of different exchange rates in 2009 and 2008 in converting to United States dollars, and in the case of Mr. Brown and Mr. Bernardi, from a full year salary applying in 2009 rather than being pro-rated based on the start date of employment in 2008.

(8)

These amounts have been restated to include the following bonuses awarded in July 2009 in respect of 2008 performance, which were not reflected in the management information circular of the Company dated March 27, 2009: C$150,000 for Mr. Barnes, C$100,000 for Mr. Smallwood and C$25,000 for Mr. Brown.

(9)	These amounts represent life and disability insurance premiums paid by the Company on behalf of Mr. Barnes.

The aggregate total compensation paid to the Named Executive Officers represents approximately 3.2% of the 2010 net earnings of the Company and 2.2% of the 2010 total comprehensive income of the Company.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2010.

Outstanding Share-Based Awards and Option-Based Awards

		Option-based Awards			Share-based Awards
						Market or
	Number of					payout value of
	securities			Value of	Number of shares	share-based
	underlying	Option		unexercised	or units of shares	awards that
	unexercised	exercise	Option	in-the-money	that have not	have not
Name	options (#)	price (C$)	expiration date	options ($)(1)(2)	vested (#)(3)	vested ($)(2)(4)
Peter D. Barnes	200,000	12.60	February 21, 2012	5,304,490
	200,000	16.63	February 27, 2013	4,494,138
	100,000	9.08	February 23, 2014	3,006,146	26,733	1,047,679
	290,700	15.89	March 9, 2015	6,748,509
Randy V.J. Smallwood	200,000	12.60	February 21, 2012	5,304,490
	150,000	16.63	February 27, 2013	3,370,604
	225,000	9.08	February 23, 2014	6,763,829	25,700	1,007,196
	225,000	15.89	March 9, 2015	5,223,304
Gary D. Brown	33,333	9.08	February 23, 2014	1,002,039
	100,000	15.89	March 9, 2015	2,321,469	11,800	462,448
Curt D. Bernardi	10,000	9.08	February 23, 2014	300,615
	100,000	15.89	March 9, 2015	2,321,469	17,700	693,672
Frazer W. Bourchier	66,667	15.88	January 1, 2015	1,548,324	Nil	Nil

(1)

Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$38.98 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)

Converted to United States dollars at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.

(3)	This column reflects Restricted Share Rights for which the restricted period has not yet expired or for which the holder has irrevocably elected to defer receipt beyond December 31, 2010.
(4)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$38.98.

The following table provides information regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the financial year ended December 31, 2010.

Value Vested or Earned During the Financial Year Ended December 31, 2010

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value
Name	year ($) (1)	year ($)(2)(3)	earned during the year ($)
Peter D. Barnes	850,481	262,870	Nil
Randy V.J. Smallwood	699,169	Nil	Nil
Gary D. Brown	588,157	116,027	Nil
Curt D. Bernardi	1,763,369	Nil	Nil
Frazer W. Bourchier	Nil	Nil	Nil

(1)

Calculated using the closing price of the Common Shares on the TSX as of the date of vesting and subtracting the exercise price of in-the-money stock options. Converted into United States dollars at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)

Calculated using the closing price of the Common Shares on the TSX as of the date the restricted period expires, converted into United States dollars at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.

(3)

This column does not include Restricted Share Rights for which the original restricted period expired during the year where the holder has irrevocably elected to postpone the expiry of the restricted period to some later date as follows:

  Mr. Smallwood elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during 2010 year until January 15, 2011.
  Mr. Bernardi elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during 2010 year until January 2, 2011.

The following table provides information regarding the value of stock options awards exercised by each Named Executive Officer during the financial year ended December 31, 2010.

Stock Options Exercised During the Financial Year Ended December 31, 2010

	Number of Options
Name	Exercised	Option Exercise Price	Value Realized ($)(1)
Peter D. Barnes	500,000	12.45	4,915,003
	200,000	9.08	2,469,175
Randy V.J. Smallwood	100,000	6.03	2,008,122
Gary D. Brown	150,000	13.85	1,288,697
	66,667	9.08	2,115,097
Curt D. Bernardi	100,000	3.96	3,352,079
Frazer W. Bourchier	33,333	15.88	334,593

(1)

Calculated using the applicable sale price of the Common Shares acquired on exercise of any stock options if the Common Shares were immediately sold following exercise (or the closing price of the Common Shares on the TSX as of the day before the exercise if the Common Shares acquired on exercise of any stock options were not immediately sold following exercise) and subtracting the exercise price of stock options. Converted into United States dollars at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.

Termination and Change of Control Benefits

The Company has entered into employment agreements with each of Mr. Barnes, Mr. Smallwood, Mr. Brown,Mr. Bernardi and Mr. Bourchier.

Peter D. Barnes

Mr. Barnes’ employment agreement provides for a severance payment of three years’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of three years or until Mr. Barnes receives comparable benefits from another source, to be paid if he is (a) dismissed without cause or (b) there is a change of control of the Company (a “Change of Control” as defined below) and either (i) Mr. Barnes elects in writing to terminate his employment within 120 days from the date of such Change of Control, or (ii) within six months of such Change of Control Mr. Barnes elects to terminate his employment as a result of certain events occurring, including a material decrease in any of Mr. Barnes’ duties, powers, rights, discretion, salary or benefits or a material change in location of Mr. Barnes’ principal place of employment compared with his principal place of employment prior to the Change of Control.

Randy V.J. Smallwood and Gary D. Brown

The employment agreement for each of Messrs. Smallwood and Brown provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if he is (a) dismissed without cause, or (b) there is a Change of Control and within six months of such Change of Control (i) the Company gives notice of its intention to terminate Messrs. Smallwood and Brown, as the case may be, for any reason other than just cause, or (ii) Messrs. Smallwood and Brown, as the case may be, elects to terminate his employment as a result of certain events occurring to him, including a material decrease in his duties, powers, rights, discretion, salary or benefits, a diminution of title, a change in the person to whom he reports, a material change in his hours, a material increase in the amount of travel required or a change in location of his principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.

The employment agreement for Mr. Brown further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the precious metals sector; (ii) enter into any discussions or negotiations with any party who has made a proposal to the Company during his employment with the Company; or (iii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

Curt D. Bernardi

The employment agreement for Mr. Bernardi provides for a severance payment of twelve months’ salary and bonus entitlement, plus two additional months of salary and bonus entitlement for each complete year of service with the Company, up to a maximum of two years’ salary and bonus entitlement, plus accrued but unused vacation time and benefits for the earlier of the number of months for which he is entitled to a severance payment or until he receives comparable benefits from another source. Bonus entitlement is equal to the greater of bonus at 50% of Mr. Bernardi’s annual salary or the bonus received by him in the previous year, all multiplied by the number of months for which he is entitled to a termination allowance, divided by 12. The employment agreement for Mr. Bernardi provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if there is a Change of Control and within six months of such Change of Control (i) the Company gives notice of its intention to terminate Mr. Bernardi for any reason other than just cause, or (ii) Mr. Bernardi elects to terminate his employment as a result of certain events occurring to him, including a material decrease in his duties, powers, rights, discretion, salary or benefits, a diminution of title, a change in the person to whom he reports, a material change in his hours, a material increase in the amount of travel required or a change in location of his principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.

The employment agreement for Mr. Bernardi further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the metals sector; or (ii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

Frazer W. Bourchier

The employment agreement for Mr. Bourchier provides for a severance payment of twelve months’ salary and bonus entitlement, plus one additional months of salary and bonus entitlement for each complete year of service with the Company, up to a maximum of two years’ salary and bonus entitlement, plus accrued but unused vacation time and benefits for the earlier of the number of months for which he is entitled to a severance payment or until he receives comparable benefits from another source. Bonus entitlement is equal to 50% of Mr. Bourchier’s annual salary, all multiplied by the number of months for which he is entitled to a termination allowance, divided by 12. The employment agreement for Mr. Bourchier provides for a severance payment of two years’ salary, plus two times his annual bonus at target, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if there is a Change of Control and within six months of such Change of Control (i) the Company gives notice of its intention to terminate Mr. Bourchier for any reason other than just cause, or (ii) Mr. Bourchier elects to terminate his employment as a result of certain events occurring to him, including a material decrease in his duties, powers, rights, discretion, salary or benefits, a diminution of title, a change in the person to whom he reports, a material change in his hours, a material increase in the amount of travel required or a change in location of his principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.

The employment agreement for Mr. Bourchier further provides that he will not be employed by, engaged by or involved in, either directly or indirectly, whether as employee, principal, agent, consultant, director, officer or otherwise, any person or business that: (i) involves or engages in metal streaming agreements; or (ii) explores, acquires, leases or options any mineral property, any portion of which lies within 10 kilometres of any property which the Company has an interest in or any property of a person in respect of which such person has made a proposal to the Company during Mr. Bourchier’s employment. This restriction applies during the term of his employment and for the same number of months following termination in respect of which Mr. Bourchier receives a termination allowance.

“Change of Control”

A “Change of Control” is defined in such employment agreements as (a) less than 50% of the Board being comprised of (i) directors of the Company at the time the respective agreements are entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the agreement was entered into; (b) the acquisition by any person or persons acting jointly and in concert of 40% or more of the issued and outstanding Common Shares; or (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year.

Other than described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers on a change of control or on termination without cause, assuming a triggering event occurred on December 31, 2010.

	Severance
	Period			Benefits	Total Incremental
	(# of	Base Salary	Bonus Target	Uplift	Payment
Name	months)	($)(1)	Value ($)(1)	($)(1)(2)	($)(1)
Peter D. Barnes	36	2,035,935	2,262,150	248,619	4,546,704
Randy V.J. Smallwood	24	804,320	1,206,480	66,511	2,077,311
Gary D. Brown	24	643,456	482,592	8,971	1,135,019
Curt D. Bernardi	16 (3)	428,971	321,728	4,950	755,648
Curt D. Bernardi	8 (4)	214,485	160,864	-	375,349
Frazer W. Bourchier	13 (3)	277,742	138,871	986	417,599
Frazer W. Bourchier	11 (4)	235,012	117,506	-	352,518
TOTALS		4,639,921	4,690,191	330,037	9,660,149

(1)

Salaries, bonuses and benefits for the Named Executive Officers are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table below at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.

(2)	Amounts in this column reflect accrued vacation allowance as of December 31, 2010.
(3)	This represents the entitlement the NEO would have received if terminated without a Change of Control having occurred on December 31, 2010.
(4)	This represents the additional entitlement the NEO would have received if a Change of Control and a triggering event occurred on December 31, 2010.

DIRECTOR COMPENSATION

The Board meets annually to review the adequacy and form of directors’ compensation. For the financial year ended December 31, 2010, each non-executive director of the Company received: (i) an annual retainer fee of C$40,000, (ii) meeting fees of C$1,500 for each Board or committee of the Board meeting attended in person or by teleconference, and (iii) travel fees of C$1,500 for travel required to attend a Board or committee meeting. The Chair of the Audit Committee (currently, Mr. Brough) receives an additional C$25,000 per year. The Chair of the Human Resources Committee (currently, Mr. Gillin) receives an additional C$20,000 per year. The Chair of the Corporate Governance and Nominating Committee (currently, Mr. Nesmith) receives an additional C$15,000 per year. The Chair of the Board (currently, Mr. Holtby) receives an additional C$50,000 per year. In the event that any director of the Company only serves as such for part of a year, they receive such compensation pro rata.

Grants of Restricted Share Rights to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options which were discontinued for non-executive directors in 2005. In May of 2010, the Board determined to fix the number of Restricted Share Rights to be awarded on an annual basis at 4,500 Restricted Share Rights for each director and 6,500 Restricted Share Rights for the Chair of the Board. The Board determined to fix the number of Restricted Share Rights rather than the dollar value of the award to further align the interests of the directors with those of shareholders.

Director Compensation Summary

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2010.

Director Compensation Table (1)

				Non-equity
		Share-based	Option-based	Incentive Plan	All Other
	Fees Earned	Awards	Awards	Compensation	Compensation	Total
Name	($)	($) (2) (3) (4)	($)	($)	($)	($)
Lawrence I. Bell	61,832	73,161	Nil	Nil	Nil	134,993
George L. Brack	74,400	73,161	Nil	Nil	Nil	147,561
John A. Brough	102,551	73,161	Nil	Nil	Nil	175,712
R. Peter Gillin	108,081	73,161	Nil	Nil	Nil	181,242
Douglas M. Holtby	118,135	113,578	Nil	Nil	Nil	231,713
Eduardo Luna	65,552	73,161	Nil	Nil	Nil	138,713
Wade D. Nesmith	75,405	73,161	Nil	Nil	Nil	148,566
TOTALS	605,956	552,544	Nil	Nil	Nil	1,158,500

(1)

Directors’ fees are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Director Compensation Table for the financial year ended December 31, 2010 at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.

(2)

Each of Messrs. Bell, Brack, Brough, Gillin, Holtby, Luna and Nesmith were granted 4,200 Restricted Share Rights on March 9, 2010 at a deemed price of C$15.89 per share with restricted periods expiring as to 1,400 on June 9, 2010, as to 1,400 on March 9, 2011 and as to 1,400 on March 9, 2012. The grant date fair value of the Restricted Share Rights is C$15.89.

(3)

Each of Messrs. Bell, Brack, Brough, Gillin, Luna and Nesmith were granted 300 additional Restricted Share Rights on June 14, 2010 at a deemed price of C$20.10 per share with restricted periods expiring as to 200 on March 9, 2011 and as to 100 on March 9, 2012. The grant date fair value of the Restricted Share Rights is C$20.10.

(4)

Mr. Holtby was granted 2,300 additional Restricted Share Rights on June 14, 2010 at a deemed price of C$20.10 per share with restricted periods expiring as to 1,534 on March 9, 2011 and as to 766 on March 9, 2012. The grant date fair value of the Restricted Share Rights is C$20.10.

The table below provides a further break down of the “Fees Earned” column from the previous table for the financial year ended December 31, 2010.

Breakdown of Fees Earned Table (1)

		Board/	Aggregate	Aggregate
	Board	Committee	Board	Committee
	Annual	Chair	Attendance	Attendance	Aggregate
	Retainer	Retainer	Fee	Fee	Travel Fee	Total Fees
Name	($)	($)	($)	($)	($)	Earned ($)
Lawrence I. Bell	40,216	-	10,557	6,032	5,027	61,832
George L. Brack	40,216	10,054	12,065	9,049	3,016	74,400
John A. Brough	40,216	25,135	12,065	12,065	13,070	102,551
(Chair of the Audit
Committee)
R. Peter Gillin	40,216	20,108	12,065	22,622	13,070	108,081
(Chair of the Human
Resources
Committee)
Douglas M. Holtby	40,216	50,270	10,557	12,065	5,027	118,135
(Chair of the Board)
Eduardo Luna	40,216	-	9,149	3,117	13,070	65,552
Wade D. Nesmith	40,216	15,081	10,557	4,524	5,027	75,405
(Chair of the
Corporate
Governance and
Nominating
Committee)

(1)

Directors’ fees are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Breakdown of Fees Earned Table for the financial year ended December 31, 2010 at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2010.

Outstanding Share-Based Awards and Option-Based Awards

		Option-based Awards			Share-based Awards
						Market or
						payout value
					Number of	of share-
	Number of			Value of	shares or	based
	securities			unexercised	units of	awards that
	underlying	Option		in-the-money	shares that	have not
	unexercised	exercise	Option	options	have not	vested
Name	options (#)	price (C$)	expiration date	($)	vested (#) (14)	($) (2)(3)
Lawrence I. Bell	Nil	N/A	N/A	N/A	10,539	413,029
George L. Brack	Nil	N/A	N/A	N/A	8,500	333,119
John A. Brough	Nil	N/A	N/A	N/A	16,992	665,925
R. Peter Gillin	Nil	N/A	N/A	N/A	24,346	954,132
Douglas M. Holtby	Nil	N/A	N/A	N/A	7,486	293,380
Eduardo Luna	Nil	N/A	N/A	N/A	11,049	433,016
Wade D. Nesmith	Nil	N/A	N/A	N/A	24,346	954,132

(1)

This column does not include Restricted Share Rights for which the original restricted period expired during the year where the holder has irrevocably elected to postpone the expiry of the restricted period to some later date. See footnote (2) to the table entitled “Value Vested or Earned During the Financial Year Ended December 31, 2010” for further details.

(2)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$38.98.
(3)

Converted to United States dollars at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended December 31, 2010.

Value Vested or Earned During the Financial Year Ended December 31, 2010

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value earned
Name	vested during the year ($)	vested during the year ($)(1) (2)	during the year ($)
Lawrence I. Bell	Nil	108,163	Nil
George L. Brack	Nil	Nil	Nil
John A. Brough	Nil	43,626	Nil

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value earned
Name	vested during the year ($)	vested during the year ($)(1) (2)	during the year ($)
R. Peter Gillin	Nil	Nil	Nil
Douglas M. Holtby	Nil	189,753	Nil
Eduardo Luna	Nil	66,481	Nil
Wade D. Nesmith	Nil	Nil	Nil

(1)

Calculated using the closing price of the Common Shares on the TSX as of the date the restricted period expires, converted into United States dollars at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.

(2)

This column does not include Restricted Share Rights for which the original restricted period expired during the year where the holder has irrevocably elected to postpone the expiry of the restricted period to some later date as follows:

  Mr. Brack elected to defer receipt of the Restricted Share Rights granted on November 24, 2009 for which the end of the restricted period was January 15, 2010 until January 15, 2012. Mr. Brack elected to defer receipt of the Restricted Share Rights granted on November 24, 2009 for which the end of the restricted period was November 24, 2010 until September 15, 2012. Mr. Brack elected to defer receipt of the Restricted Share Rights granted on March 9, 2010 for which the end of the restricted period was June 9, 2010 until June 9, 2012.
  Mr. Brough elected to defer receipt of the Restricted Share Rights granted on February 21, 2007 for which the end of the restricted period was February 21, 2010 until February 21, 2013. Mr. Brough elected to defer receipt of the Restricted Share Rights granted on February 27, 2008 for which the end of the restricted period was February 27, 2010 until February 27, 2013. Mr. Brough elected to defer receipt of the Restricted Share Rights granted on February 23, 2009 for which the end of the restricted period was February 23, 2010 until February 23, 2014. Mr. Brough elected to defer receipt of the Restricted Share Rights granted on March 9, 2010 for which the end of the restricted period was June 9, 2010 until March 9, 2014.
  Mr. Gillin elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2010 year until retirement.
  Mr. Luna elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2010 year until retirement.
  Mr. Nesmith elected to defer receipt of the Restricted Share Rights granted on February 21, 2007 for which the end of the restricted period was February 21, 2010 until March 1, 2011. Mr. Nesmith elected to defer receipt of the Restricted Share Rights granted on February 27, 2008 for which the end of the restricted period was February 27, 2010 until March 1, 2011. Mr. Nesmith elected to defer receipt of the Restricted Share Rights granted on February 23, 2009 for which the end of the restricted period was February 23, 2010 until March 1, 2011. Mr. Nesmith elected to defer receipt of the Restricted Share Rights granted on March 9, 2010 for which the end of the restricted period was June 9, 2010 until March 31, 2011.

Retirement Policy for Directors

The Company does not have a retirement policy for its directors.

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or its subsidiaries. The following are particulars of such insurance for the financial year ended December 31, 2010:

(a)

the total amount of insurance is $60,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)

the total cost for directors and officers liability insurance during 2010 was $552,000. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:
(i)	with respect to the directors and officers there is no deductible applicable; and
(ii)	with respect to reimbursement of the Company there is a deductible per claim of $500,000 for securities claims and $250,000 for all other claims.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance under compensation plans as of the financial year ended December 31, 2010.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (3)
Equity compensation plans approved by securityholders	2,794,813	$13.03	5,569,217
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	2,794,813	$13.03	5,569,217

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding options and Restricted Share Rights.
(2)	Where priced in Canadian dollars, converted to United States dollars at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.
(3)	Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Share Option Plan of 16,000,000 and upon exercise of Restricted Share Rights under the Restricted Share Plan of 2,000,000.

Share Option Plan

The Share Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of Common Shares. The Share Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on December 8, 2004 and was since amended by shareholders of the Company on April 26, 2007 and May 21, 2009. A copy of the Share Option Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.

The Company had 353,202,255 issued and outstanding Common Shares on March 23, 2011 and the aggregate maximum number of Common Shares that may be issued under the Share Option Plan is 16,000,000, representing approximately 4.5% of the Company’s issued and outstanding Common Shares. As at March 23, 2011, options to purchase an aggregate of 2,181,711 Common Shares, representing approximately 0.6% of the issued and outstanding Common Shares, are currently outstanding under the Share Option Plan and 9,984,324 Common Shares have been issued upon exercise of options granted under the Share Option Plan. This leaves 3,833,965 Common Shares, representing approximately 1.1% of the issued and outstanding Common Shares, available for issuance under the Share Option Plan. Any options granted under the Share Option Plan and which have been cancelled or terminated in accordance with the terms of the Share Option Plan without having been exercised will again be available for re-granting under the Share Option Plan. However, any options granted under the Share Option Plan and exercised will not be available for re-granting under the Share Option Plan.

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The aggregate maximum number of Common Shares reserved for issuance to any one person pursuant to the Share Option Plan is 5% of the total number of Common Shares then outstanding.

Options granted under the Share Option Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period determined by the Board, not to exceed ten years, subject to extension if they would otherwise expire during or within 48 hours after a self imposed blackout period (see below for further details). All currently outstanding options are exercisable for a period of five years from the date of the award. The vesting of stock options is at the discretion of the Board. At December 31, 2010, 1,212,451 of the outstanding options issued under the Share Option Plan remained unvested. In the event of a change of control, all outstanding unvested options will become immediately exercisable notwithstanding any vesting provisions. Options granted under the Share Option Plan are not transferable or assignable and will cease to be exercisable: (i) within a period of 30 days following the termination of an optionee’s employment or upon retirement, subject to the Board’s discretion; and (ii) within a period of time following the death of an optionee in the discretion of the Board, not to exceed 12 months following the date of death.

Subject to receipt of requisite shareholder and regulatory approval, the Board may make the following amendments to the Share Option Plan: (a) change the maximum number of Common Shares issuable under the Share Option Plan, (b) change the definition of eligible participants which would have the potential of broadening insider participation, (c) add any form of financial assistance or amend any financial assistance provision which is more favourable to participants, (d) add a cashless exercise feature which does not provide for a full deduction of the number of underlying securities from the Share Option Plan reserve, (e) add a deferred or restricted share rights or any other provision which results in participants receiving securities while no cash consideration is received by the Company, (f) discontinue the Share Option Plan, and (g) any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants at the expense of the Company and its shareholders.

Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Share Option Plan: (a) amendments to the vesting provisions of a security of the Share Option Plan, (b) amendments to the termination provisions of a security of the Share Option Plan which does not entail an extension beyond the original expiry date, and (c) adding a cashless exercise feature which provides for a full deduction of the number of underlying securities from the Share Option Plan reserve.

The Share Option Plan allows the expiry date of options granted thereunder to be the tenth day following the end of a self imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or within 48 hours after such a blackout.

Restricted Share Plan

The Company’s restricted share plan (the “Restricted Share Plan”) was approved by the Company’s shareholders at the annual and special meeting of shareholders held on May 17, 2005. A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Restricted Share Plan provides that restricted share rights (the “Restricted Share Rights”) may be granted by the Board or, if so determined by the Board, a committee of the Board (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past services to the Company. The current intention of the Company is to use the Restricted Share Plan for grants of Restricted Share Rights to the non-executive directors of the Company as part of their annual retainer (see “Director Compensation” above for details) and to certain of the employees of the Company (see “Compensation Discussion and Analysis” above for details of awards to Named Executive Officers). The aggregate maximum number of Common Shares that may be issued under the Restricted Share Plan is 2,000,000, representing approximately 0.6% of the issued and outstanding Common Shares as at March 23, 2011. An aggregate of 162,265 Restricted Share Rights, representing approximately 0.05% of the issued and outstanding Common Shares, are outstanding as at March 23, 2011 under the Restricted Share Plan and 135,983 Common Shares have been issued upon expiry of restricted periods attached to outstanding Restricted Share Rights granted under the Restricted Share Plan. This leaves 1,701,752 Restricted Share Rights, representing approximately 0.5% of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan.

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

A Restricted Share Right converts into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

Canadian participants seeking, for tax reasons, to set or change a Deferred Payment Date must give the Company at least 30 days notice prior to the expiration of the Restricted Period in order to effect such change.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The New York Stock Exchange (the “NYSE”) rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

Board of Directors

Independence of the Board

The independence of the directors under the Governance Disclosure Rule is determined in accordance with National Instrument 52-110 Audit Committees, which provides that a director is independent if he or she has no direct or indirect material relationship with the Company and its subsidiaries. A “material relationship” is defined to mean any relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgement.

On an annual basis, the Board considers whether each director is independent in accordance with this standard. Based on this review, seven out of the eight members of the Board are independent within the meaning of the Governance Disclosure Rule. Mr. Barnes is not independent as he is also an officer of the Company.

Mr. Luna and Mr. Nesmith are officers and directors of, and hold significant equity positions in, Primero Mining Corp. (“Primero”), which is the owner of the San Dimas mine. The Board is of the view that their relationship with Primero could not be reasonably expected to interfere with Mr. Luna’s or Mr. Nesmith’s independent judgment on the basis that the terms and conditions of the sale of silver by Primero to the Company (and in particular the quantity of silver to be sold and the price to be paid) have already been determined by contract for the life of the San Dimas mine. As such, there is no ongoing decision making process, discretion or judgment that needs to be exercised by the Company in connection with the supply of silver by Primero to the Company. To the extent that it becomes necessary to amend the silver purchase agreement for San Dimas or to otherwise deal with the San Dimas transaction at the Board, Mr. Luna and Mr. Nesmith as well as any other conflicted director, would be required to refrain from attending that portion of the Board meeting at which the matter is discussed and from voting on such matter in accordance with the Company’s charter documents and the Business Corporations Act (Ontario). In short, most eventualities would already be dealt with through the terms and conditions of the silver purchase agreement relating to San Dimas, or if not, would be dealt with through the conflict of interest rules that would apply were the matter to come to the Board. The Board therefore determined Mr. Luna and Mr. Nesmith to be independent.

Board Chair

The Board has appointed Mr. Holtby as its Chair. The Chair’s primary responsibilities include chairing all Board meetings and managing the affairs of the Board and shareholders, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensuring that management strategies, plans and performance are appropriately represented to the Board.

The Terms of Reference for the Board Chair sets out the full description of the responsibilities of the Chair of the Board and is available at www.silverwheaton.com.

Meetings of the Board and Committees of the Board

The Board meets a minimum of five times per year, including every quarter and following the annual meeting of the Company's shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2010.

Meetings Attended out of Meetings Held

Director	Board	Audit Committee	Human Resources Committee	Corporate Governance and Nominating Committee	Special Committee
Peter D. Barnes	9 out of 9	n/a	n/a	n/a	n/a
Lawrence I. Bell	7 out of 9 (1)	3 out of 3 (3)	n/a	n/a (7)	n/a
George L. Brack	8 out of 9	3 out of 3 (4)	3 out of 3 (5)	n/a	2 out of 2
John A. Brough	8 out of 9 (2)	6 out of 6	n/a	2 out of 2	n/a
R. Peter Gillin	8 out of 9 (2)	6 out of 6	7 out of 7	2 out of 2 (8)	n/a
Douglas M. Holtby	7 out of 9 (1)	n/a	7 out of 7	n/a	n/a
Eduardo Luna	6 out of 9 (1)	n/a	2 out of 4 (6)	n/a	n/a
Wade D. Nesmith	7 out of 9 (1)	n/a	n/a	2 out of 2	n/a

(1)	Messrs. Bell, Holtby, Luna and Nesmith did not attend two Board meetings as a result of conflicts of interest.
(2)	Messrs. Brough and Gillin did not attend one Board meeting as a result of conflicts of interest.
(3)	Mr. Bell ceased to be on the Audit Committee on May 20, 2010.
(4)	Mr. Brack was appointed to the Audit Committee on May 20, 2010.
(5)	Mr. Brack was recommended for appointment to the Human Resources Committee on March 4, 2010, and formally appointed to the Human Resources Committee on May 20, 2010.

(6)
Mr. Luna did not attend two Human Resources Committee meetings as a result of a potential conflict of interest, whereby it was determined not to be appropriate to have Mr. Luna determine management compensation at the same time that a transaction was being considered by the Company in which Mr. Luna held an interest. Mr. Luna formally ceased to be on the Human Resources Committee on May 20, 2010.

(7)	Mr. Bell was appointed to the Corporate Governance and Nominating Committee on May 20, 2010.
(8)	Mr. Gillin ceased to be on the Corporate Governance and Nominating Committee on May 20, 2010.

Independent Directors’ Meetings

During 2010, the independent directors held an in-camera session at each regularly scheduled Board meeting at which non-independent directors and members of management do not attend. Commencing in 2011, the independent directors will hold an in-camera session at each Board meeting. During the financial year ended December 31, 2010, the independent directors held in-camera sessions at five meetings. The Board may also excuse members of management and conflicted directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise appropriate.

The Chair of the Board facilitates and chairs discussions among the Company’s independent directors, and facilitates communication between the independent directors and Company’s management. The Chair considers any comments or requests made by an independent director or during an in-camera session of the independent directors and determines the most appropriate action or response, which may include a request for additional information or action by the Chief Executive Officer or other members of Company’s management, the seeking of independent legal or other advice, or any other action that the Chair of the Board deems appropriate or advisable under the circumstances to address the comment or request raised.

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies. Other than as set forth below under “Interlocking Directorships”, to the knowledge of the Company based on information provided by the directors, no director of the Company serves on the board of any other public company with any other director of the Company.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
Peter D. Barnes	Avanti Mining Inc. (since 2007)	Audit Committee
Governance Committee

	CB Gold Inc. (since 2010)	Audit Committee
Lawrence I. Bell	Capstone Mining Corp. (since 2008)	Audit Committee
Human Resources and Corporate Governance Committee

	Goldcorp Inc. (since 2005)	Audit Committee
Compensation Committee

	International Forest Products Limited (since 1998)	Audit Committee
Corporate Governance Committee

	Matrix Asset Management Inc. (since 2010)	Chairman
Human Resources and Corporate Governance Committee
George L. Brack	Alexco Resource Corp. (since 2007)	Audit Committee
Corporate Governance Committee
Compensation Committee

	Aurizon Mines Ltd. (since 2010)	None
	Capstone Mining Corp. (since 2009)	Audit Committee Human Resources and Corporate Governance Committee

	Geologix Explorations Inc. (since 2009)	Audit Committee
John A. Brough	Canadian Real Estate Investment Trust (since 2008)	Audit Committee
Investment Committee

	First National Financial Income Fund (since 2006)	Lead Director
Audit Committee

	Kinross Gold Corporation (since 1994)	Audit Committee
Human Resources, Compensation and Nominating Committee
Special Committee

	TransGlobe REIT (since 2010)	Audit Committee
Governance, Compensation and Nominating Committee
R. Peter Gillin	Dundee Precious Metals Inc. (since 2009)	Human Resources Committee
Environmental, Health and Safety Committee

	Sherritt International Corporation (since 2010)	Audit Committee
Human Resources Committee
Nominating and Corporate Governance Committee
Douglas M. Holtby	Goldcorp Inc. (since 2005)	Vice Chairman
Lead Director
Governance and Nominating Committee
Audit Committee
Eduardo Luna	Primero Mining Corp. (since 2008)	Health, Safety and Environmental Committee

	Rochester Resources Ltd. (since 2007)	None
Wade D. Nesmith	Geovic Mining Corp. (since 2006)	Nominating and Corporate Governance Committee

	Primero Mining Corp. (since 2008)	None

	Selwyn Resources Ltd. (since 2006)	Corporate Governance Committee

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company's Audit Committee, having regard to their qualifications, attendance and contribution as members of the Company’s Audit Committee.

Interlocking Directorships

The following table provides details regarding directors of the Company who served together as directors on the boards of other public companies.

Director	Interlocking Public Company Directorships	Other Public Company Committee Appointments
Lawrence I. Bell	Capstone Mining Corp.	Audit Committee
Human Resources and Corporate Governance Committee

George L. Brack	Capstone Mining Corp.	Audit Committee
Human Resources and Corporate Governance Committee
Lawrence I. Bell	Goldcorp Inc.	Audit Committee
Compensation Committee

Douglas M. Holtby	Goldcorp Inc.	Vice Chairman
Lead Director
Governance and Nominating Committee
Audit Committee
Eduardo Luna	Primero Mining Corp.	Health, Safety and Environmental Committee

Wade D. Nesmith	Primero Mining Corp.	None

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company; and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic planning process of the Company;
  identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;
  succession planning, including appointing, training and monitoring senior management;
  a communications policy for the Company to facilitate communications with investors and other interested parties; and
  the integrity of the Company's internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Human Resources Committee and the Corporate Governance and Nominating Committee.

A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chair of the Board and the Chief Executive Officer of the Company, and may be accessed on the Company’s website at www.silverwheaton.com.

The Company does not maintain a separate written description of the roles of the Chairs of each of the committees of the Company. Instead, the Company has developed terms of reference for each of the committees of the Company (available at www.silverwheaton.com). The Chair of each committee is responsible for ensuring that the applicable committee fulfils its responsibilities and duties under its governing terms of reference.

  Orientation and Continuing Education

  The Corporate Governance and Nominating Committee, in conjunction with the Chair of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. As the Company has only had one new director appointed to the Board since 2006, it does not have a formal orientation process in place for its new directors and instead has adopted a tailored approach depending on the particular needs and focus of the director being appointed.

  The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Corporate Governance and Nominating Committee will: (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular import or emerging significance.

  The following table provides details regarding various continuing education events held for the Company’s directors during the financial year ended December 31, 2010.

  Continuing Education

Date and Place	Description of Event	Attendees
Various	Chartered Accountant Firm Seminars	Peter D. Barnes
John A. Brough
Douglas M. Holtby
Eduardo Luna
Various	Corporate Governance Conferences	Lawrence I. Bell
Douglas M. Holtby
Various	Institute of Corporate Directors Conferences	Peter D. Barnes
R. Peter Gillin
Douglas M. Holtby
Various	Visits to various partner mines	Peter D. Barnes
Lawrence I. Bell
George L. Brack
John A. Brough
R. Peter Gillin
Douglas M. Holtby
Eduardo Luna
Wade D. Nesmith
Various	Various precious metal conferences	Peter D. Barnes
George L. Brack
February 2010	Eurasia Group – Political Risk Presentation	Peter D. Barnes
Lawrence I. Bell
John A. Brough
R. Peter Gillin
Douglas M. Holtby
Eduardo Luna
Wade D. Nesmith
February 2010	CPM Group – Silver Market Overview Presentation	Peter D. Barnes
Lawrence I. Bell
John A. Brough
R. Peter Gillin
Douglas M. Holtby
Eduardo Luna
Wade D. Nesmith
May 2010	Davies Ward Phillips & Vineberg LLP Seminar – Current Issues for Canadian Boards of Directors	R. Peter Gillin
August 2010	International Financial Reporting Standards Presentation	Peter D. Barnes
Lawrence I. Bell
George L. Brack
John A. Brough
R. Peter Gillin
Douglas M. Holtby
Wade D. Nesmith
December 2010	Federated Press – Maximizing Board Effectiveness	Wade D. Nesmith

  Code of Business Conduct and Ethics

  The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Corporate Governance and Nominating Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Chief Compliance Officer or other appropriate person. In addition, the Board conducts regular audits to test compliance with the Code, including an annual certification by each of the employees of the Company that they are in compliance with the Code. The Company also engages an independent reporting agency to provide a confidential and anonymous reporting system for breaches of the Code, as more fully described in the next section entitled “Whistleblower Policy”. A copy of the Code may be accessed on the Company’s website at www.silverwheaton.com.

  The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Chief Compliance Officer regarding any potential conflicts of interest. In addition, in accordance with the Company’s charter documents and the Business Corporations Act (Ontario), if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director may not attend any part of the meeting of the directors during which the transaction is discussed and may not vote on any resolution with respect to the transaction, unless the transaction relates primarily to his or her remuneration as a director of the Company, is for indemnity or insurance or is one with an affiliate of the Company.

  The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct. To date, the Company has not been required to file a material change report relating to a departure from the Code.

  Whistleblower Policy

  The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through The Network Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to either the Chair of the Audit Committee or the Vice President, Legal, depending on the nature of the complaint. The Chair of the Audit Committee or Vice President, Legal, as applicable, then investigates each matter so reported and takes corrective and disciplinary action, if appropriate. There is also a quarterly and annual report prepared by the agency that provides aggregated information that is shared with the Board on a quarterly and annual basis.

  Nomination of Directors

  The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Corporate Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; (d) retirement dates; and (e) the strategic direction of the Company.

  The Governance and Nominating Committee maintains an assessment of the areas of expertise of the members of the Board. The Governance and Nominating Committee uses this assessment in considering the composition of the Board and the contribution of each member of the Board, as well as identifying what skills the Company should be recruiting for when making changes or additions to the Board. Listed below is a summary of the areas of expertise specifically identified that are important to the success of the strategy of the Company. Each individual director’s particular areas of expertise are set out on page 44.

  Areas of Expertise

Managing or leading growth – experience as a senior officer in driving the strategy and vision of an organization and leading growth
International – experience as a senior officer in a major organization that has international operations
CEO/President – experience as the CEO or President of a publicly listed company or major organization
Operations – production or exploration experience with a leading mining or resource company, with formal education in geology, geophysics or engineering
Industry expertise – experience in the mining industry, combined with a strong knowledge of market participants
Compensation – experience as a senior officer or board compensation committee member, with compensation, benefit and pension programs, with specific expertise in executive compensation programs
Investment banking/Mergers & acquisitions – experience in investment banking or in major mergers and acquisitions
  Financial literacy – experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian GAAP, US GAAP or International Financial Reporting Standards)

  Health, safety, environment and sustainability – strong understanding of the requirements and leading practices of workplace safety, health and the environment, including the requirements needed for a strong safety culture and sustainable development

Governance/Board – experience as a board member of a major organization

  The Governance and Nominating Committee does not maintain a formal list of potential candidates. Instead, in the event of a vacancy on the Board, the Governance and Nominating Committee would solicit the names of potential candidates from directors, management, shareholders, advisors and other external sources, and evaluate any potential candidates on the basis of their ability to alleviate any gaps identified through the areas of expertise assessment; their past business experiences; their integrity; their industry knowledge; their ability to contribute to the success of the Company; any past experiences of directors or management with the potential candidate; and any other factors as may be considered appropriate at the time.

  Majority Voting for Election of Directors

  The Board has adopted a policy regarding majority voting for the election of directors. The policy is described under “Election of Directors” on page 43.

  Compensation

  The Human Resources Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer and considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company. The process by which appropriate compensation is determined is through periodic and annual reports from the Human Resources Committee on the Company’s overall compensation and benefits philosophies. See “Statement of Executive Compensation – Compensation Discussion and Analysis – Role of Human Resources Committee” above for further details regarding the Human Resources Committee. The Human Resources Committee is composed entirely of independent directors.

  Advisors to the Human Resources Committee

  During the financial year ended December 31, 2010, the Human Resources Committee retained Mercer to provide assistance to the Human Resources Committee in determining compensation for the Company’s directors. See “Statement of Executive Compensation – Compensation Discussion and Analysis – Role of the Compensation Consultant” above for further details regarding the engagement of Mercer by the Human Resources Committee.

  Committees of the Board

  The Board has the following three standing committees:

    the Audit Committee;
    the Human Resources Committee; and
    the Corporate Governance and Nominating Committee.

  All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:

  Audit Committee – John A. Brough (Chair), George L. Brack and R. Peter Gillin

  Human Resources Committee – R. Peter Gillin (Chair), George L. Brack and Douglas M. Holtby

  Corporate Governance and Nominating Committee – Wade D. Nesmith (Chair), Lawrence I. Bell and John A. Brough

  Audit Committee

  The purposes of the Audit Committee are to assist the Board's oversight of:

    the integrity of the Company's financial statements;
    the Company's compliance with legal and regulatory requirements;
    the qualifications and independence of the Company's independent auditors; and
    the performance of the independent auditors and the Company’s internal audit function.

  Further information regarding the Audit Committee is contained in the Company’s annual information form (the “AIF”) dated March 23, 2011 under the heading “Audit Committee”. A copy of the Audit Committee terms of reference is available at www.silverwheaton.com.

  Human Resources Committee

  The purposes of the Human Resources Committee are to make recommendations to the Board relating to the compensation of:

    the Company's Chief Executive Officer; and
    members of senior management of the Company

  See “Role of the Human Resources Committee” on page 4 for further information. A copy of the Human Resources Committee terms of reference is available at www.silverwheaton.com.

  Corporate Governance and Nominating Committee

  The purposes of the Corporate Governance and Nominating Committee are to:

    identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Corporate Governance and Nominating Committee);
    make recommendations to the Board relating to the compensation of the Board members; and
    develop and recommend to the Board a set of corporate governance principles applicable to the Company.

  The Corporate Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chair of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

  A copy of the Corporate Governance and Nominating Committee terms of reference is available at www.silverwheaton.com.

  Board Assessments

  The Board is committed to regular assessments of the effectiveness of the Board, the committees of the Board and the individual directors. The Corporate Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the committees of the Board and the individual directors.

  The process for individual peer evaluations includes a formal one-on-one session between each director and the Chair of the Board to seek candid feedback regarding each other director of the Board, the Board performance and any concerns or issues the director has. These sessions are typically held in February of each year. A summary of the findings is presented by the Chair of the Board to the Board in March of each year.

  The process for Board and Committee evaluations includes a written questionnaire that is circulated to each member of the Board. In addition to specific questions for which a rating is assigned by each director, directors are solicited for any comments with respect to Board and Committee composition, effectiveness, performance and conduct of meetings, as well as Company strategy, operations and organization. Results are aggregated by an external consultant, who prepares a written report summarizing the results. The written report is circulated to the Corporate Governance and Nominating Committee, and presented to and discussed with the Board in March of each year.

  The foregoing process was undertaken during February and March of 2010 and 2011, with the results of the 2010 review being presented at a Board meeting held on March 4, 2010 and the results of the 2011 review being presented at a Board meeting held on March 3, 2011.

  Director Share Ownership Requirements

  The Board has implemented a policy which requires each non-executive director of the Company to hold a number of Common Shares which is at least equal to three times the amount of the annual retainer payable to each non-executive director of the Company. This requirement must be attained within three years of becoming a director and must be maintained throughout their tenure as a director. In calculating such holdings, the director may include any Restricted Share Rights, but may not include any options held. All of the directors were in compliance with these requirements as of December 31, 2010.

  The Governance and Nominating Committee will periodically review and make recommendations to the Board as to what level of director shareholding requirement is appropriate for the Company. In March of 2011, the Governance and Nominating Committee reviewed the director shareholding requirement and recommended an increase in the required shareholdings from three times the amount of the annual retainer to three times the amount of the annual retainer plus the value of any restricted share rights awarded to the director during the year. The Board approved the change in required shareholdings. This requirement must be attained within five year of becoming a director and must be maintained throughout their tenure as a director.

  The following table provides information regarding the share ownership, actual and required, for each director as of December 31, 2010.

  Director Share Ownership Requirements and Actual Share Ownership

		Actual Share Ownership (1)
			Restricted		Satisfied
	Ownership	Common Shares	Share Rights(2)	Total	Ownership
Name	Requirement ($)	($)	($)	Ownership ($)	Requirement?
Lawrence I. Bell (3)	120,648	1,356,775	413,028	1,769,803	Yes
		(34,620 Shares)	(10,539 Rights)
George L. Brack	N/A	Nil	333,119	333,119	N/A(4)
		(Nil Shares)	(8,500 Rights)
John A. Brough	120,648	288,207	665,925	954,132	Yes
		(7,354 Shares)	(16,992 Rights)
R. Peter Gillin (5)	120,648	587,857	954,132	1,541,989	Yes
		(15,000 Shares)	(24,346 Rights)
Douglas M. Holtby (6)	120,648	7,119,855	293,380	7,413,234	Yes
		(181,673 Shares)	(7,486 Rights)
Eduardo Luna (7)	120,648	3,760,053	433,016	4,193,069	Yes
		(95,943 Shares)	(11,049 Rights)
Wade D. Nesmith (8)	120,648	685,834	954,132	1,639,965	Yes
		(17,500 Shares)	(24,346 Rights)

(1)	Represents Common Shares and Restricted Share Rights beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised. The number of securities held by directors is to the knowledge of the Company based on information provided by the directors. Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$38.98 and converted to United States dollars at the exchange rate of C$1.00 = US$1.0054, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2010.
(2)	This column includes all Restricted Share Rights held including Restricted Share Rights in respect of which the restricted period has expired but for which a director has elected to defer receipt.
(3)	Mr. Bell also owns warrants to purchase 1,020 Common Shares.
(4)	This requirement is not applicable as pursuant to the Board’s policy, Mr. Brack has three years from his appointment on November 24, 2009 to attain the required share ownership.
(5)	These Common Shares are held indirectly through Mr. Gillin’s private company, RPCG Investments Ltd. Mr. Gillin also owns warrants to purchase 850 Common Shares (held indirectly through RPCG Investments Ltd.).
(6)	90,000 of these Common Shares are held indirectly through Mr. Holtby’s private company, Arbutus Road Investments Inc. Mr. Holtby also owns warrants to purchase 5,100 Common Shares (held indirectly through Arbutus Road Investments Inc.). Mr. Holtby also holds 400 OTC Call Options.
(7)	Mr. Luna also owns warrants to purchase 7,360 Common Shares.
(8)	5,600 of these Common Shares are held indirectly through Mr. Nesmith’s private company, Nesmith Capital and 7,900 are held indirectly through Odlum Brown in trust for Wade Nesmith.

  Stock options are no longer granted to the Company’s non-executive directors.

  INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

  None of the Company’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2010, indebted to the Company or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

  INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

  No (a) director or executive officer of the Company who has held such position at any time since January 1, 2010; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

  INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

  Since January 1, 2010, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

(1)
  Each of Messrs. Bell and Holtby are directors of Goldcorp Inc. (“Goldcorp”), which is the owner of the Peñasquito mine and the Los Filos mine, and was the owner of the San Dimas mine until August 6, 2010;

(2)	Mr. Nesmith is the Executive Chairman and a director of Primero and holds a significant equity position in Primero, which is the owner of the San Dimas mine;

(3)	Mr. Luna is the Executive Vice President and President, Mexico and a director of Primero and holds a significant equity position in Primero, which is the owner of the San Dimas mine; and

(4)
  On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero. In conjunction with the sale, the Company amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, as it relates to San Dimas, has been extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

  ELECTION OF DIRECTORS

  The Company’s Articles of Continuance provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of eight directors. The Company’s shareholders have previously passed a special resolution authorizing the directors of the Company to set the number of directors to be elected at a shareholders meeting.

  At the Meeting, shareholders will be asked to approve an ordinary resolution for the election of the eight persons named hereunder as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Company. Each of the Nominees was elected at the last annual general meeting of the Company’s shareholders held on May 20, 2010.

  Majority Voting Policy

  The Board has adopted a policy which requires that any nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election, promptly tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Corporate Governance and Nominating Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board must determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy does not apply in circumstances involving contested director elections.

  Directors

  The following table sets forth the name, province/state and country of residence, age, principal occupation, the date they first became a director of the Company and the particular areas of expertise (see “Nomination of Directors” on page 37 for a description of the areas of expertise) for each of the Nominees. The lack of a specifically identified area of expertise does not mean that the Nominee does not possess that qualification or skill. Rather, a specifically identified area of expertise indicates that the Board currently relies upon that Nominee for that expertise.

  See the “Director Share Ownership Requirements and Actual Share Ownership” table on page 41, which identifies Common Shares, Restricted Share Rights, warrants and stock options held by each of the directors. See “Committees of the Board” on page 32 for the composition of the committees of the Board.

Name,
Province/State,		Date First Became a
Country of Residence		Director of
and Age	Principal Occupation	the Company	Areas of Expertise

Peter D. Barnes British Columbia, Canada Age: 54	Chief Executive Officer of the Company	April 20, 2006	Managing or Leading Growth; International; CEO/President; Industry Expertise; Investment Banking/Mergers & Acquisitions; Financial Literacy; Health, Safety, Environment and Sustainability; Governance/Board

Lawrence I. Bell British Columbia, Canada Age: 73	Corporate Director	April 20, 2006	Managing or Leading Growth; CEO/President; Compensation; Financial Literacy; Health, Safety, Environment and Sustainability; Governance/Board

George L. Brack British Columbia, Canada Age: 49	Corporate Director	November 24, 2009	Managing or Leading Growth; International; CEO/President; Operations; Industry Expertise; Compensation; Investment Banking/Mergers & Acquisitions; Financial Literacy; Governance/Board

John A. Brough Ontario, Canada Age: 64	Corporate Director	October 15, 2004	Managing or Leading Growth; International; CEO/President; Compensation; Investment Banking/Mergers & Acquisitions; Financial Literacy; Governance/Board

R. Peter Gillin Ontario, Canada Age: 62	Corporate Director	October 15, 2004	Managing or Leading Growth; International; CEO/President; Industry Expertise; Compensation; Investment Banking/Mergers & Acquisitions; Financial Literacy; Governance/Board

Douglas M. Holtby British Columbia, Canada Age: 63	Corporate Director	April 20, 2006	Managing or Leading Growth; International; CEO/President; Compensation; Investment Banking/Mergers & Acquisitions; Financial Literacy; Governance/Board

Eduardo Luna Mexico City, Mexico Age: 65	Executive Vice President and President, Mexico Primero Mining Corp.	December 8, 2004	Managing or Leading Growth; International; Operations; Industry Expertise; Compensation; Health, Safety, Environment and Sustainability; Governance/Board

Wade D. Nesmith British Columbia, Canada Age: 59	Executive Chairman Primero Mining Corp.	October 15, 2004	Managing or Leading Growth; International; CEO/President; Industry Expertise; Investment Banking/Mergers & Acquisitions; Compensation; Governance/Board

  The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.

  Peter D. Barnes – Chief Executive Officer and Director. Peter Barnes, a Chartered Accountant with over twenty years of senior management experience, was one of Silver Wheaton’s founders in 2004. Peter served as Silver Wheaton’s Executive Vice President and Chief Financial Officer until his appointment as Chief Executive Officer in April 2006. Prior to 2006, in addition to his role at Silver Wheaton, he was Executive Vice President and Chief Financial Officer of Goldcorp Inc. Peter was recently honoured with the Pacific region’s Ernst & Young Entrepreneur Of The Year® 2010 Mining and Metals award. He is a member of the Institute of Corporate Directors and the Silver Institute’s Board of Directors and holds a BSc in Economics from the University of Hull, England.

  Lawrence I. Bell – Director. Mr. Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone Mining Corp., International Forest Products Limited, Matrix Asset Management Inc. and Goldcorp and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province's public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honours Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University and is a fellow of the Institute of Corporate Directors.

  George L. Brack – Director. Mr. Brack’s 26-year career in the mining industry has focused on investment banking and corporate development, specifically identifying, evaluating and executing strategic mergers and acquisitions, and the provision of equity financing. Until January 2009, Mr. Brack acted as the Managing Director and Industry Head, Mining Group, of Scotia Capital. Prior to joining Scotia Capital in 2006, Mr. Brack spent seven years as President of Macquarie North America Ltd., an investment banking firm specializing in merger and acquisition advice. Previous to that, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., was Vice President of the investment banking group at CIBC Wood Gundy, and worked in Rio Algom’s Corporate Development department. Mr. Brack holds an MBA from York University, a BASc in Geological Engineering from the University of Toronto and the CFA designation.

  John A. Brough – Director. Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. He is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director and Chairman of the Audit Committee and Lead Director of First National Financial Income Fund, a director and Chairman of the Governance, Compensation and Nominating Committee of TransGlobe REIT, and a director and Chairman of the Audit Committee of Canadian Real Estate Investment Trust. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Canadian Institute of Chartered Accountants.

  R. Peter Gillin – Director. Mr. Gillin was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to September 2008 and Chief Restructuring Officer until December 2008. Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, since December 2005, a director of Trillium Health Care Products Inc. (a private company). Mr. Gillin was appointed a director of Sherritt International Corporation January 1, 2010 and Dundee Precious Metals Inc. in December 2009. From April 2008 to March 2009, Mr. Gillin was a director of HudBay Minerals Inc. From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer and had been a director of that company since 1999. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer. He holds a HBA degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management and has earned the designation of ICD.D from the Institute of Corporate Directors.

  Douglas M. Holtby – Chairman and Director. Mr. Holtby is currently the Vice Chairman of the Board and Lead Director of Goldcorp and President and Chief Executive Officer of three private investment companies, Arbutus Road Investments Inc., Majick Capital Inc. and Holtby Capital Corporation. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President of Allarcom Pay Television Limited. Mr. Holtby is a Fellow Chartered Accountant, and a graduate of the Institute of Corporate Directors - Director Education Program at the University of Toronto, Rotman School of Management.

  Eduardo Luna – Director. Mr. Luna is currently Executive Vice President and President, Mexico of Primero Mining Corp. Mr. Luna was Chairman of the Corporation from October 2004 to May 2009 (and was Interim Chief Executive Officer of the Corporation from October 2004 to April 2006), Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

  Wade D. Nesmith – Director. Mr. Nesmith is currently Executive Chairman of Primero Mining Corp. and from 2004 to 2009 was associate counsel with Lang Michener LLP, a law firm where he previously practiced from 1993 to 1998. He is Chairman of Geovic Mining Corp. and Selwyn Resources Ltd. Mr. Nesmith received his LLB from Osgoode Hall Law School in 1977.

  Cease Trade Orders, Bankruptcies, Penalties or Sanctions

  To the knowledge of the Company, no director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than Mr. Brough who is a director of Kinross Gold Corporation (“Kinross”), which was subject to a management cease trade order issued by the Ontario Securities Commission in April 2005 against the directors and officers of Kinross in connection with Kinross’ failure to file audited financial statements for the year ended December 31, 2004. The missed filings resulted from questions raised by the United States Securities and Exchange Commission (the “SEC”) about certain accounting practices related to the accounting for goodwill. The management cease trade order was lifted in February 2006 when Kinross completed the necessary filings following the SEC’s acceptance of Kinross’ accounting treatment for goodwill.

  To the knowledge of the Company, no director of the Company is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Mr. Nesmith who was a director of an automotive company which applied for Chapter 11 bankruptcy protection in December 2004 and emerged from Chapter 11 bankruptcy protection in March 2005, and (b) Mr. Gillin who was the Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) when it filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. Mr. Gillin remained on the Board of Directors of Tahera until September 2008, at which point his involvement with Tahera ceased. To the knowledge of the Company, no director of the Company has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

  To the knowledge of the Company, no director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

  APPOINTMENT OF AUDITORS

  At the Meeting, shareholders will be asked to approve an ordinary resolution for the appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote in favour of such resolution. Deloitte & Touche LLP, Independent Registered Chartered Accountants, were first appointed as auditors of the Company on September 24, 2004.

  Fees payable to Deloitte & Touche LLP in respect of services in 2009 and 2010 are detailed below:

  Auditor Fees

($)	2009 (1)	2010 (1)
Audit Fees (2)	716,404	655,566
Audit-Related Fees	0	0
Tax Fees (3)	21,655	57,160
All Other Fees	40,545	18,196
TOTAL	778,604	730,922

(1)
  Fees are paid in Canadian dollars and converted to United States dollars for reporting purposes in this table at the exchange rate of C$1.00 = US$1.0054 for the financial year ended December 31, 2010, and at the exchange rate of C$1.00 = US$0.9515 for the financial year ended December 31, 2009.

(2)
  Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

(3)	Tax fees were paid for international tax planning, advice and compliance.

  ADDITIONAL INFORMATION

  Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2010 which can be found on SEDAR at www.sedar.com. Shareholders may also contact the Vice President, Investor Relations of the Company by phone at (604) 639-9504 or by e-mail at info@silverwheaton.com to request copies of these documents.

  CONTACTING THE BOARD OF DIRECTORS

  Shareholders, employees and other interested parties may communicate directly with the Board through the Chair of the Board by phoning 604-639-9884, emailing the Board at board@silverwheaton.com, or by writing to:

  Chair of the Board
  Silver Wheaton Corp.
  Park Place
  Suite 3150 - 666 Burrard Street
  Vancouver, BC V6C 2X8

  DIRECTORS’ APPROVAL

  The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

  BY ORDER OF THE BOARD OF DIRECTORS

  “Peter D. Barnes”
  Peter D. Barnes
  Chief Executive Officer

  Vancouver, British Columbia
  March 23, 2011

  SCHEDULE “A”

  SILVER WHEATON CORP.
  CHARTER OF THE BOARD OF DIRECTORS

I.	INTRODUCTION

A.
  The Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.
  The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.
  Nominees for directors are initially considered and recommended by the Board’s Corporate Governance and Nominating Committee in conjunction with the Board Chair and Lead Director, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors.

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

  The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

(i)
  annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Corporate Governance and Nominating Committee;

(ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

(iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and CEO, committees and directors in fulfilling their responsibilities;

(iv)	assessing the adequacy and form of director compensation;

(v)	assuming responsibility for the Company’s governance practices;

(vi)	establishing new director orientation and ongoing director education processes;

(vii)	ensuring that the independent directors meet regularly without executive directors and management present;

(viii)	setting the terms of reference for the Board; and

(ix)	appointing the secretary to the Board.

B.	Human Resources

  The Board has the responsibility to:

(i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

(ii)	appoint the CEO and plan CEO succession;

(iii)	set terms of reference for the CEO;

(iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

(v)	monitor and, at least annually, review the CEO’s performance against agreed annual objectives;

(vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the Company;

(vii)	set the CEO’s compensation;

(viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

(ix)	approve decisions relating to senior management, including:

(a) review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

(b) on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

(c) review compensation plans for senior management including salary, incentive, benefit and pension plans; and

(d) employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(x)	approve certain matters relating to all employees, including:

(a) the Company’s broad compensation strategy and philosophy;

(b) new benefit programs or material changes to existing programs; and

(xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

  The Board has the responsibility to:

(i)	adopt and periodically review a strategic planning process for the Company;

(ii)
  participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

(vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

  The Board has the responsibility to:

(i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(ii)
  review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results press releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

(iii)	declare dividends;

(iv)
  approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

(v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

(vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

(vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

  The Board has the responsibility to:

(i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(ii)	approve any plans to hedge sales; and

(iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

  The Board has the responsibility to:

(i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

(ii)	approve and act as the guardian of the Company’s corporate values, including:

(a)
  approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

(b) require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

(c) disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements; and

(iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

G.	Compliance Reporting and Corporate Communications

  The Board has the responsibility to:

(i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(ii)	approve and periodically review the Company’s communications policy;

(iii)	ensure the Board has measures in place to receive feedback from shareholders;

(iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

(v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

(vii)	ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(viii)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

(ix)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

(i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

(ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.	Ontario law identifies the following as legal requirements for the Board:

(i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

	(a)	to disclose conflicts of interest;

	(b)	not to appropriate or divert corporate opportunities;

	(c)	to maintain confidential information of the Company and not use such information for personal benefit; and

	(d)	disclose information vital to the business of the Company in the possession of a director;

(ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(iii)	act in accordance with the Business Corporations Act (Ontario) and any by-laws and unanimous shareholder agreement.

  Any questions and requests for assistance may be directed to the Proxy Solicitation and Information Agent:

  The Exchange Tower
  130 King Street West, Suite 2950, P.O. Box 361
  Toronto, Ontario
  M5X 1E2

  North American Toll Free Phone:

  1-866-581-1477

  Email: contactus@kingsdaleshareholder.com

  Facsimile: 416-867-2271

  Toll Free Facsimile: 1-866-545-5580

  Outside North America, Banks and Brokers Call Collect: 416-867-2272